VIA EDGAR

July 28, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (formerly ABS Global Equity Long/Short RIC) (“Fund”)
File No. 811-23079/333-205984

Dear Ms. Lithotomos:

On behalf of the Fund, transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 which was filed with the Commission on July 28, 2016 (the “Registration Statement”), which amendment constitutes Post-Effective Amendment No. 4 to the Registration Statement under the Securities Act and Amendment No. 6 to the Registration Statement under the Investment Company Act (the “Amendment”).

The main purpose of the Amendment is to include the Fund’s most recent financial statements and make other annual updates.  Given your very recent review of the prior Amendment (declared effective on June 8, 2016) and the limited nature and substance of the changes, we would greatly appreciate your selective review of this Amendment, so that we can have an effective registration statement on or before August 31, 2016.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7182.

Kind regards,

Edward C. Lawrence

cc:	David J. Finn, ABS Long/Short Strategies Fund

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